UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)
Cano Petroleum, Inc.

(Name of Issuer)
Ordinary Shares

(Title of Class of Securities)
137801106

(CUSIP Number)
December 31, 2007

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)

CUSIP No. 137801106	13G	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS ING Groep N.V. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP Not Applicable
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

The Netherlands

	5	SOLE VOTING POWER

NUMBER OF		714,100 [1] [2]

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		714,100 [1] [2]

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

714,100

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

1.93%

12	TYPE OF REPORTING PERSON

HC
1  709,800 of these shares are held by indirect subsidiaries of ING Groep N.V. in their role as a discretionary manager of client portfolios.
2  4,300 of these shares are held by indirect subsidiaries of ING Groep N.V. in their role as trustee.

CUSIP No. 137801106	13G	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS ING Investments LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP Not Applicable
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Arizona

	5	SOLE VOTING POWER

NUMBER OF		709,800 [3]

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		709,800 [3]

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

709,800

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

1.92%

12	TYPE OF REPORTING PERSON

IC
3 ING Investments LLC is a wholly owned indirect subsidiary of ING Groep N.V.

CUSIP No. 137801106	13G	Page 4 of 9 Pages

Item 1(a).	Name of Issuer:

Cano Petroleum, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

309 West 7th Street Suite 1600 Fort Worth, TX 76102

Item 2(a).	Name of Person Filing:

ING Groep N.V.

ING Investments LLC

Item 2(b).	Address of Principal Business Office or, if None, Residence:

ING Groep N.V.: Amstelveenseweg 500 1081 KL Amsterdam P.O. Box 810 1000 AV Amsterdam The Netherlands

ING Investments LLC: 7337 East Doubletree Ranch Road Scottsdale, AZ 85258

Item 2(c).	Citizenship:

See item 4 on Page 2 See item 4 on Page 3

Item 2(d).	Title of Class of Securities:

Ordinary Shares

Item 2(e).	CUSIP Number:

137801106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: (Not Applicable)
(a) ☐	Broker or dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

(b) ☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

CUSIP No. 137801106	13G	Page 5 of 9 Pages
(c) ☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d) ☐	Investment company registered under Section 8 of the Investment Company Act of 1940, as amended (the “Investment Company Act”);

(e) ☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E) under the Exchange Act;

(f) ☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F) under the Exchange Act;

(g) ☐	Parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G) under the Exchange Act;

(h) ☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) ☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j) ☐	Group in accordance with Rule 13d-1(b)(1)(ii)(J) under the Exchange Act.

Item 4.	Ownership.

(a) Amount beneficially owned:

See item 9 on Page 2 See item 9 on Page 3

(b) Percent of class:

See item 11 on Page 2 See item 11 on Page 3

(c) Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote:

See item 5 on Page 2 See item 5 on Page 3

(ii)	Shared power to vote or to direct the vote:

See item 6 on Page 2 See item 6 on Page 3

CUSIP No. 137801106	13G	Page 6 of 9 Pages
(iii)	Sole power to dispose or to direct the disposition of:

See item 7 on Page 2 See item 7 on Page 3

(iv)	Shared power to dispose or to direct the disposition of:

See item 8 on Page 2 See item 8 on Page 3

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 137801106	13G	Page 7 of 9 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2008 (Date)

ING GROEP N.V.

By:
/s/ Eric E. Ribbers

(Signature)

Eric E. Ribbers
Senior Compliance Officer (Name/Title)

/s/ Carl-Eric M. Rasch

(Signature)

Carl-Eric M. Rasch
Head of Compliance, Regulator & Industry Body Liaison Netherlands (Name/Title)

CUSIP No. 137801106	13G	Page 8 of 9 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2008

(Date)

ING INVESTMENTS LLC

By:
/s/ Ernest J. C’DeBaca

(Signature)

Ernest J. C’DeBaca
Senior Vice President

(Name/Title)

/s/ Todd Modic

(Signature)

Todd Modic
Senior Vice President

(Name/Title)

CUSIP No. 137801106	13G	Page 9 of 9 Pages
Exhibit A to Schedule 13G
Joint Filing Agreement
Pursuant to Rule 13d-1(k)
          The undersigned persons (the “Reporting Persons”) hereby agree that a joint statement on this Schedule 13 G and any amendments thereto, be filed on their behalf by ING Groep N.V.
          Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning each of them contained therein, but none of the Reporting Persons is responsible for the completeness or accuracy of the information concerning any other Reporting Person.
Date: February 14, 2008

ING GROEP N.V.
By:	/s/ Eric E. Ribbers
	Name:	Eric E. Ribbers
	Title:	Senior Compliance Officer

By:	/s/ Carl-Eric M. Rasch
	Name:	Carl-Eric M. Rasch
	Title:	Head of Compliance, Regulator & Industry Body Liaison Netherlands

ING INVESTMENTS LLC
By:	/s/ Ernest J. C’DeBaca
	Name:	Ernest J. C’DeBaca
	Title:	Senior Vice President

By:	/s/ Todd Modic
	Name:	Todd Modic
	Title:	Senior Vice President